Exhibit 99.1

FOR IMMEDIATE RELEASE	January 25, 2018

Celestica Announces 2018 Annual General Shareholders’ Meeting

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a leader in design, manufacturing and supply chain solutions for the world’s most innovative companies, today announced that its Annual General Shareholders’ Meeting will be held on Friday, April 27, 2018 at 9:30 a.m. EDT at One King West Hotel, 1 King Street West Toronto, Ontario.

Celestica also announced that it has set Friday, March 9, 2018 as the record date for determining shareholders of the company who are entitled to receive notice of, and to vote at, the meeting. Shareholders should expect to receive the company’s proxy statement and related materials in late March.

About Celestica

Celestica enables the world’s best brands. Through our recognized customer-centric approach, we partner with leading companies in aerospace and defense, communications, enterprise, healthtech, industrial, semiconductor capital equipment, and smart energy to deliver solutions for their most complex challenges. A leader in design, manufacturing, hardware platform and supply chain solutions, Celestica brings global expertise and insight at every stage of product development - from the drawing board to full-scale production and after-market services. With talented teams across North America, Europe and Asia, we imagine, develop and deliver a better future with our customers.

For further information on Celestica, visit www.celestica.com.

Company’s securities filings can be accessed at www.sedar.com and www.sec.gov.

Contacts:
Celestica Global Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com